Filed Pursuant to Rule 433
Registration No. 333-167811
March 30, 2011
Delta Air Lines, Inc. (“Delta”)
(NYSE Symbol: DAL)

Securities:	Pass Through Certificates, Series 2011-1A (the “Class A Certificates”)

Amount:	$292,750,000

Preliminary Prospectus Supplement:
Delta has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated March 30, 2011 (the “Preliminary Prospectus Supplement”), which includes additional information regarding the Class A Certificates. Terms used but not defined herein shall have the meanings set forth in the Preliminary Prospectus Supplement.

Ratings:	It is a condition to the issuance of the Class A Certificates that they be rated by Moody’s and Standard & Poor’s at not less than the ratings set forth in the table below:

Moody’s	Baa2
Standard & Poor’s	A–

Public Offering Price:	100%

CUSIP:	24736W AA8

ISIN:	US24736WAA80

Coupon/Stated Interest Rate:	5.30%

Make-Whole Spread over Treasuries:	0.50%

Depositary Rating:
The Depositary currently meets the Depositary Threshold Rating requirement. The Depositary has Long-Term Ratings of Aaa from Moody’s and AA from Standard & Poor’s and Short-Term Ratings of P-1 from Moody’s and A-1+ from Standard & Poor’s.

Class A Liquidity Provider Rating:	The Class A Liquidity Provider currently meets the Liquidity Threshold Rating requirement. The Class A Liquidity Provider has Short-Term Ratings of P-1 from Moody’s and A-1 from Standard & Poor’s.

Amount Available under the Class A Liquidity Facility at October 15, 2011[1]:	$23,704,618.06

Initial “Maximum Commitment” under the Class A Liquidity Facility:	$23,704,618.06

Underwriters’ Purchase Commitments:
Citigroup Global Markets Inc.:	$66,534,091
Credit Suisse Securities (USA) LLC:	$66,534,091
Deutsche Bank Securities Inc.:	$66,534,091
Morgan Stanley & Co. Incorporated:	$66,534,091
Wells Fargo Securities, LLC:	$26,613,636

Underwriting Commission:	$4,391,250

Concession to Selling Group Members:	0.50%

Discount to Broker/Dealers:	0.25%

Underwriting Agreement:	March 30, 2011

Settlement:	April 5, 2011 (T+4) closing date, the 4th business day following the date hereof.
A rating is not a recommendation to purchase, hold or sell the Class A Certificates, and such rating does not address market price or suitability for a particular investor. There can be no assurance that the ratings assigned on the Issuance Date by Moody’s and Standard & Poor’s to the Class A Certificates referred to above will not be lowered or withdrawn by one or more rating agencies.
The issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free 877-858-5407, Credit Suisse Securities (USA) LLC toll-free 1-800-221-1037, Deutsche Bank Securities Inc. toll-free 1-800-503-4611, Morgan Stanley toll-free 1-866-718-1649 (institutional investors) or Wells Fargo Securities, LLC toll free 1-800-326-5897.

[1]	The first Regular Distribution Date to occur after the Outside Termination Date, which is the last date that all Aircraft may be subjected to the financing of this offering.